Victory Energy Corporation

3355 Bee Caves Road; Suite 608

Austin, Texas 78746

Via Email

Mr. Ethan Horowitz

Branch Chief – Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Victory Energy Corporation

Amended Form 8-K

File No. 002-76219-NY

Dear Mr. Horowitz,

Thank you for your letter of July 5, 2010 regarding our Form 8-K filed on June 20, 2012. We wish to confirm with you that we did obtain and file a letter from our former independent accountant that they agree with our disclosures. The amended Form 8-K that included an Exhibit 16 was filed with the SEC yesterday, on July 10, 2012.

You also asked that when responding to your letter of July 5, 2012 that we provide certain statements about the Company and management’s responsibility concerning the accuracy and adequacy of the filing. In response to your request, we wish to formally acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your letter of July 5, 2012 and we trust that this matter is now closed.

Please contact me or Mr. Mark W Biggers (Chief Financial Officer; mbiggers@vyey.com) with any questions.

Regards,

Kenneth Hill,	Mark W Biggers,
CEO	CFO